Katherine A. Beck

Tel 602.445.8349

Fax 602.445.8729

Email: beckk@gtlaw.com

September 14, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, NE

Washington, D.C. 20549

Attention:	Thomas Jones / Geoff Kruczek, Legal
Charles Eastman / Andrew Blume, Accounting

Re:	Adamas One Corp. Registration Statement on Form S-1 Filed May 31, 2022 File No. 333-265344

Ladies and Gentlemen:

On behalf of Adamas One Corp., a Nevada corporation (the “Company”), we express our appreciation for your prompt review of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 31, 2022. Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, we are concurrently herewith filing with the Commission, via EDGAR, Amendment No. 1 to the Registration Statement (the “Amendment”), together with responses to the comment letter addressed to John G. Grdina, President and Chief Executive Officer of the Company, dated June 28, 2022 (the “Comment Letter”), provided by the staff (the “Staff”) of the Commission. The Amendment reflects revisions made in response to the Comment Letter.

The Company’s responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The numbers of the Company’s responses coincide with the comment numbers set forth in the Comment Letter.

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U.S. Securities and Exchange Commission
September 14, 2022

Registration Statement on Form S-1 filed May 31, 2022

General

1.	Staff Comment: It appears you made almost no changes to your disclosure in response to prior comment 1. Therefore, we reissue that comment in its entirety. As examples only, your disclosure should address the following:

●	revise to identify the “milestones” and conversion terms now mentioned on page 82. For example, we note the milestones mentioned in section 1.3 of Exhibit 4.7 and adjustments in conversion price mentioned in section 7.4 of Exhibit 3.2(a) are not discussed in the Description of Securities section beginning on page 82;

●	the mandatory conversion feature in Exhibit 3.2(a);

●	Sections 5.4 and 5.11 of Exhibit 4.4; and

●	Section 6.15(b) of Exhibit 4.7, including how this provision relates to the planned initial public offering.

Company Response: The Company respectfully advises the Staff that the Company has terminated the Series A Preferred Stock Purchase Agreement and all related agreements, including the Investor’s Rights Agreement, the Voting Agreement, the Management Rights Letter, and the Right of First Refusal and Co-Sale Agreement, and no shares of Series A Preferred Stock have been issued in connection therewith. As a result, the Company has removed the Series A Preferred Stock disclosures from the Amendment and included a copy of the termination letter as Exhibit 10.21 to the Amendment.

2.	Staff Comment: We note your response to prior comment 2. Please address the part of the cited interpretation addressing whether the investor is at market risk. Please also address the following:

●	reconcile the reference on the cover page to “currently outstanding warrants” held by noteholders with the reference in Note 8 on page F-28 to “upon conversion the noteholder would receive” warrants;

●	tell us with specificity which provision in your agreements filed as exhibits includes the provision concerning the conversion percentage of “65% of the initial public offering price” mentioned on the cover page;

●	file as exhibits the underlying agreements concerning the “Representative Note Offering Warrants and Representative Note Offering Shares” mentioned on the cover page; and

●	file as an exhibit the Senior Secured Convertible Note Purchase Agreement mentioned on page 1 of Exhibit 10.9 “which is incorporated by reference” per page 1 of Exhibit 10.9.

Please be advised that we may have additional comments on your response to prior comment 2 after we review your responses to the above bullet points.

Company Response: The Company acknowledges the Staff’s comment regarding whether the investor is at market risk and respectfully advises the Staff that the holder of the 2022 Convertible Note will be at market risk at the time of the initial public offering. While the number of shares of our common stock issuable upon conversion of the 2022 Convertible Note is subject to change as a result of a variety of factors, including the amount of principal and interest outstanding under the notes as of the date of conversion, the timing of the closing of this offering, and the price of our common stock in this offering, as outlined in the Amendment, such factors are outside of the control of the 2022 Noteholder.

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U.S. Securities and Exchange Commission
September 14, 2022

The Company has also addressed the Staff’s bulleted comments above as follows:

●

With respect to reconciling the reference on the cover page to “currently outstanding warrants” held by noteholders with the reference in Note 8 on page F-28 to “upon conversion the noteholder would receive” warrants, the Company respectfully advises the Staff that the 2021 Convertible Notes have been repaid in full with no 2021 Noteholder Warrants issued in connection therewith. In the Amendment, the Company has removed the shares issuable upon conversion of the 2021 Convertible Notes and the shares issuable upon exercise of the 2021 Noteholder Warrants from the list of shares being registered. The Company has also updated its disclosure throughout the Amendment to discuss the repayment of the 2021 Convertible Notes and that fact that no 2021 Noteholder Warrants were issued.

●

With respect to the conversion price of the 2021 Convertible Notes, the Company respectfully directs the Staff to Section 3(a) of Exhibit 10.9, which provides that the 2021 Convertible Notes may be converted at the “Conversion Price” as set forth in the Senior Secured Convertible Note Purchase Agreement, which the Company has filed as Exhibit 10.18 to the Amendment. Section 1(f) of the Senior Secured Convertible Note Purchase Agreement defines “Conversion Price” as a price that reflects a 35% discount from the price paid by investors in any transaction by the Company that occurs after the closing date of the sale of 2021 Convertible Notes with the principal purpose of raising equity capital in a private or public sale of its common stock in any amount. Since this initial public offering qualifies as such a transaction, the “Conversion Price” would be a price that reflects a 35% discount from the initial public offering price, or, in other words, a conversion price of 65% of the initial public offering price. However, the Company respectfully advises the Staff that the 2021 Convertible Notes have been repaid in full. The Amendment now seeks to register shares issuable upon conversion of a new 2022 Convertible Note. With respect to the conversion price of the 2022 Convertible Note, the Company respectfully directs the Staff to Section 3(a) of Exhibit 10.25, which provides that the 2022 Convertible Note may be converted at the “Conversion Price” as set forth in the Senior Secured Convertible Note Purchase Agreement, which the Company has filed as Exhibit 10.24 to the Amendment. Section 1(f) of the Senior Secured Convertible Note Purchase Agreement defines “Conversion Price” as a price that reflects a 20% discount from the price paid by investors in any transaction by the Company that occurs after the closing date of the sale of 2022 Convertible Note with the principal purpose of raising equity capital in a private or public sale of its common stock in any amount. Since this initial public offering qualifies as such a transaction, the “Conversion Price” would be a price that reflects a 20% discount from the initial public offering price, or, in other words, a conversion price of 80% of the initial public offering price.

●	The Company respectfully advises the Staff that no Representative Note Offering Warrant has been issued.

●	The Company has filed the Senior Secured Convertible Note Purchase Agreement as Exhibit 10.18 to the Amendment.

3.	Staff Comment: If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to address inflationary pressures.

4.	Staff Comment: Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Company Response: Pursuant to the Staff’s request, the Company has added disclosure in the Management section to describe the role of the Board of Directors in the oversight of risk management in general and more specifically with respect to the ongoing conflict between Russia and Ukraine.

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U.S. Securities and Exchange Commission
September 14, 2022

5.	Staff Comment: To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Company Response: Pursuant to the Staff’s request, the Company has added disclosure in the Risk Factors section to address any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and the actions taken to mitigate such potential risks.

6.	Staff Comment: Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or

●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought, made or announced plans to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Company Response: Pursuant to the Staff’s request, the Company has added disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to address the impact to the Company’s operations as a result of Russia’s invasion of Ukraine.

7.	Staff Comment: We note your disclosure on page 47 about the COVID-19 pandemic, delivery delays and that the delays “are continuing to impact the first quarter of the next fiscal year.” Please update the disclosure given the reference to the “first quarter of the next fiscal year.” Also, discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources.

Greenberg Traurig, LLP | Attorneys at Law
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U.S. Securities and Exchange Commission
September 14, 2022

Company Response: Pursuant to the Staff’s request, the Company has updated it’s COVID-19 disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

8.	Staff Comment: We note your response to prior comment 3. Please revise to clarify when the resale transaction will begin. Specifically, what do you mean by “after the closing of this initial public offering?” Note that given the lack of an established trading market for your securities, resales must be made at a fixed price until your shares are quoted or listed on an established market.

Company Response: Pursuant to the Staff’s request, the Company has revised its disclosure on the cover page of the prospectus and in the “Selling Stockholders” section to clarify that the selling stockholders may sell or otherwise dispose of their shares in one or more transactions and at varying prices but will not sell any shares of our common stock until after the closing of this initial public offering; provided, that prior to the quotation or listing of our common stock on an established public market, the selling stockholders must sell their shares at a fixed price per share of $           , which is the per share price of the shares of common stock being offered in this initial public offering. In addition, the Company respectfully advises the Staff that, as disclosed on the cover page of the prospectus, if Nasdaq does not approve the listing of the Company’s common stock, the Company will not proceed with the offering.

Patents, page 59 (now page 61)

9.	Staff Comment: Please ensure that you have updated the disclosure in this section to the extent practicable. For example, disclose the number of your patents that expired between 2019 and the present. Also, disclose the duration of your material patents and the material effect of any patents expiring in the near future.

Company Response: Pursuant to the Staff’s request, the Company has updated its disclosure under Patents to add additional disclosure regarding the expiration and materiality of its patents.

Executive Compensation, page 70 (now page 72)

10.	Staff Comment: Please reconcile the disclosure in the table on page 70 regarding the salary of Mr. Staehr for the fiscal year ended September 30, 2021 with the disclosure on page 72 about his salary and his salary mentioned in section 5(a) of his employment agreement filed as Exhibit 10.3.

Company Response: The Company respectfully advises the Staff that the disclosure in the Summary Compensation Table on page 72 regarding the salary of Mr. Staehr for the fiscal year ended September 30, 2021 and the disclosure regarding Mr. Staehr’s base salary by calendar year on page 74 and in Section 5(a) of his employment agreement are accurate and consistent. The Summary Compensation Table discloses Mr. Staehr’s salary as of September 30, 2021 on a fiscal year basis, while his employment agreement and the related disclosure in the Amendment provides for his salary on a calendar year basis. As a result, Mr. Staehr’s aggregate salary of $181,250 for the fiscal year ended September 30, 2021 in the Summary Compensation Table is comprised of (i) three months of his $125,000 2020 calendar year base salary ($31,250), and (ii) nine months of his $200,000 2021 calendar year base salary ($150,000).

Greenberg Traurig, LLP | Attorneys at Law
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U.S. Securities and Exchange Commission
September 14, 2022

Exhibits and Financial Statement Schedules, page II-4

11.	Staff Comment: As requested in comment 18 of our December 2, 2021 letter, please file as an exhibit the consulting agreement. In this regard, we note the disclosure about the consulting agreement now appears in Note 7 on page F-15.

Company Response: Pursuant to the Staff’s request, the Company has filed the Consulting Agreement as Exhibit 10.19 to the Amendment.

Undertakings, page II-5

12.	Staff Comment: Please include the appropriate undertakings. In this regard, we note that you have checked the Rule 415 box on the outside cover page.

Company Response: Pursuant to the Staff’s request, the Company has revised the Amendment to include the appropriate undertakings.

* * * * *

Please note that the Company has included certain changes reflected in the Amendment other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8349 or Raymond A. Lee of our office at (949) 732-6510.

Very truly yours,

/s/ Katherine A. Beck

Katherine A. Beck

Shareholder

cc:	John G. Grdina, Adamas One Corp.
Raymond A. Lee, Greenberg Traurig, LLP
John A. Shumate, Greenberg Traurig, LLP

Greenberg Traurig, LLP | Attorneys at Law
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